March 14, 2011	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637

Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrown.com

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U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chanda DeLong, Staff Attorney
Julie Rizzo, Attorney-Advisor

Re:	Capital One Auto Receivables, LLC
Amendment No. 2 to Registration Statement on Form S-3 Filed February 22, 2011
File No. 333-166977

On behalf of Capital One Auto Receivables, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated March 8, 2011 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 3 to the above captioned Registration Statement on Form S-3 (the “Registration Statement”). For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 3, which have been marked to show the changes from Amendment No. 2 to the Registration Statement as filed on February 22, 2011, as well as two clean copies of Amendment No. 3 and the related Exhibits filed therewith.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 3.) Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

March 14, 2011

Prospectus Supplement

Issuing Entity Property, page S-7

1.	We note your response to our prior comment three. Please revise to clarify that you will provide information in your prospectus supplement regarding exception loans to the extent the number of credit-related exceptions materially exceeds the 3% threshold. Alternatively, please revise your disclosure to provide a discussion of how you will determine the percentage threshold for deciding when the number of credit-related exceptions materially exceeds such threshold given your disclosure that this percentage changes based on the origination channel and has a range of five percentage points.

Response

We have revised the disclosure on pages S-7 and S-25 of the prospectus supplement and page 15 of the prospectus accordingly.

Prospectus

The Notes, page 20

2.	We note your response to our prior comment five. Please revise this section and The Certificates section on page 22 to define the term “CDOR”.

Response

We have revised the disclosure on pages 21 and 22 of the prospectus accordingly.

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March 14, 2011

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Jon D. Van Gorp at (312) 701-7091, or Christopher B. Horn at (212) 506-2390. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Jon D. Van Gorp

cc:	Amy Campbell, Esq.